SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                Pegasus Gold Inc.
                    -----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                    -----------------------------------------
                         (Title of Class of Securities)

                                    70556K106
                    -----------------------------------------
                                 (CUSIP Number)

                              Robert M. Hart, Esq.
                    Senior Vice President and General Counsel
                              Alleghany Corporation
                                 375 Park Avenue
                            New York, New York 10152
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   Copies to:
                             Aileen C. Meehan, Esq.
                       Donovan Leisure Newton & Irvine LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 632-3338

                                November 20, 1997
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

CUSIP No. 70556K106
--------------------------------------------------------------------------------
1.      Name of Reporting Person
        SS or IRS Identification No. of Above Person

        Alleghany Corporation
        51-02283071

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]
        (b)    [ ]

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3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)

        WC, BK

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5.      Check if Disclosure of Legal  Proceedings is Required  Pursuant to items
        2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by   7.        Sole Voting Power
Each Reporting Person With                         3,000,000
                                                   ---------
                                         8.        Shared Voting Power
                                                   None
                                                   ---------
                                         9.        Sole Dispositive Power
                                                   3,000,000
                                                   ---------
                                         10.       Shared Dispositive Power
                                                   None
                                                   ---------


--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,000,000


--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) [ ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)

        7.2%


--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO

ITEM 1.  SECURITY AND ISSUER.

               This Statement on Schedule 13D (the "Schedule 13D") relates to shares of the Common Stock, without par value (the "Common Stock"), of Pegasus Gold Inc. ("Pegasus Gold"), which is incorporated in British Columbia, Canada. The address of Pegasus Gold's principal executive offices is 601 West First Avenue, Suite 1500, Spokane, Washington 99204.

ITEM 2.  IDENTITY AND BACKGROUND.

               This Schedule 13D is filed by Alleghany Corporation, a Delaware corporation ("Alleghany"). The address of the principal office of Alleghany is 375 Park Avenue, New York, New York 10152. Alleghany is engaged, through its subsidiaries Chicago Title and Trust Company, Chicago Title Insurance Company, Security Union Title Insurance Company and Ticor Title Insurance Company and their subsidiaries, in the sale and underwriting of title insurance and in certain other financial services businesses. Alleghany is also engaged, through its subsidiary Underwriters Re Group, Inc. ("URG") and through subsidiaries of URG, in the property and casualty reinsurance business and in the property and casualty insurance business. In addition, Alleghany is engaged through its subsidiaries World Minerals Inc., Celite Corporation and Harborlite Corporation, and their subsidiaries, in the industrial minerals business. Alleghany conducts a steel fastener importing and distribution business through its Heads and Threads division.

               Attached as Appendix I hereto, which appendix is specifically incorporated into this Item 2, is a list of the executive officers and directors of Alleghany and the persons who may be deemed to be controlling persons of Alleghany. Appendix I also contains, with respect to each such person, his or her residence or business address and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each such person is a citizen of the United States.

                During the last five years, neither Alleghany nor, to the best knowledge of Alleghany, any person listed in Appendix I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or of a finding of any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Funds used in making purchases of the shares of Common Stock of Pegasus Gold beneficially owned by Alleghany were obtained from the working capital of Alleghany and from borrowings made by Alleghany under its Revolving Credit Loan Agreement, dated as of June 14, 1995, with Chemical Bank (the "Revolving Credit Facility"), which Revolving Credit Facility is listed as
Exhibit 1 hereto. As of the close of business on November 28, 1997, the amount borrowed under the Revolving Credit Facility to fund purchases of Common Stock of Pegasus Gold is $2.3 million. Pursuant to the Revolving Credit Facility, Alleghany may make borrowings of up to $200 million aggregate principal amount at any one time outstanding. Borrowings under the Revolving Credit Facility are unsecured.

ITEM 4.  PURPOSE OF THE TRANSACTION.

               Alleghany's purchases of shares of Common Stock of Pegasus Gold reported herein were made to acquire an equity interest in Pegasus Gold as an investment. Depending upon market conditions, the state of affairs of Pegasus Gold and of the business in which it is engaged and other factors, Alleghany from time to time may acquire, directly or indirectly, additional shares of the Common Stock of Pegasus Gold, subject to applicable laws and to the availability of shares at prices deemed favorable by Alleghany. Alleghany will continue to consider its equity interest in Pegasus Gold and reserves the right to formulate such plans or proposals, and to take such action, as may seem appropriate in the circumstances existing at any future date.

               Except as set forth above, Alleghany has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

               (a) As of the close of business on November 28, 1997, Alleghany beneficially owned 3,000,000 shares of the Common Stock of Pegasus Gold, or approximately 7.2% of the 41,676,119 outstanding shares of Common Stock of Pegasus Gold, as reported in Pegasus Gold's Quarterly Report on Form 10-Q for the nine months ended September 30, 1997 as being outstanding at October 31, 1997. As of the close of business on November 28, 1997, one of the children of John J. Burns, Jr., President, chief executive officer and a director of Alleghany, beneficially owned 51 shares of the Common Stock of Pegasus Gold; Mr. Burns disclaims beneficial ownership of such shares.

               (b) Alleghany has the sole power to vote, or to direct the vote of, and sole power to dispose of, or to direct the disposition of, 3,000,000 shares of the Common Stock of Pegasus Gold beneficially owned by Alleghany disclosed in Item 5(a) above. Mr. Burns has no power to vote, or to direct the vote of, and has no power to dispose of, or to direct the disposition of, the 51 shares of the Common Stock of Pegasus Gold beneficially owned by one of his children, as described in Item 5(a) above.

               (c) Information with respect to transactions effected by Alleghany in the Common Stock of Pegasus Gold during the past sixty days is set forth in Appendix II hereto, which appendix is specifically incorporated into this Item 5. Neither Mr. Burns nor his child has effected any transactions in the Common Stock of Pegasus Gold during the past sixty days.

               (d) No person other than Alleghany has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of Pegasus Gold beneficially owned by Alleghany disclosed in Item 5(a) above. No person other than Mr. Burns's child has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 51 shares of Common Stock of Pegasus Gold owned by such child disclosed in Item 5(a) above.

               (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 or between such persons and any other person with respect to any of the securities of Pegasus Gold, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

               1. Revolving Credit Loan Agreement dated as of June 14, 1995 between Alleghany and Chemical Bank, filed as Exhibit 10.1 to Alleghany's
Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, is incorporated herein by reference.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  December 1 , 1997


                                        ALLEGHANY CORPORATION


                                        By:  /s/ John J. Burns, Jr.
                                           -------------------------------------
                                           John J. Burns, Jr.
                                           President and chief executive officer

                                   APPENDIX I


               The directors and executive officers of Alleghany and certain persons who may be deemed to be controlling persons of Alleghany, together with the business or residence address, present principal occupation or employment, and the name and (if other than Alleghany or a subsidiary of Alleghany) principal business of any corporation or other organization in which such occupation or employment is conducted, for each such person, appear below.


                                        Principal Occupation
NAME AND ADDRESS                        OR EMPLOYMENT

F.M. Kirby (1)(2)                       Chairman of the Board,
17 De Hart Street                            Member of the Executive
P.O. Box 151                                 Committee, Alleghany
Morristown, New Jersey
               07963-0151

John J. Burns, Jr. (1)                  President, chief executive
Alleghany Corporation                        officer and chief operating
375 Park Avenue                              officer; and Member of the
New York, New York  10152                    Executive Committee, Alleghany

Dan R. Carmichael (1)                   President and Chief Executive
IVANS, Inc.                                  Officer, IVANS, Inc.
777 W. Putnam Avenue                         (communications technology
Greenwich, Connecticut  06830                and remarketer)

Grace Kirby Culbertson (2)              Housewife
Blue Mill Road
Morristown, New Jersey  07960

David B. Cuming                         Senior Vice President and
Alleghany Corporation                        chief financial officer,
375 Park Avenue                              Alleghany
New York, New York  10152

Robert M. Hart                          Senior Vice President,
Alleghany Corporation                        General Counsel and
375 Park Avenue                              Secretary, Alleghany
New York, New York  10152

Thomas S. Johnson (1)                   Chairman, Chief Executive
GreenPoint Financial Corp.                   Officer and Director,
90 Park Avenue                               GreenPoint Financial
New York, New York  10016                    Corp. and its subsidiary
                                             GreenPoint Bank (banking)

Allan P. Kirby, Jr. (1) (2)             President, Liberty Square, Inc.
14 East Main Street                          (investments);  Chairman of the
P.O. Box 90                                  Executive Committee, Alleghany
Mendham, New Jersey  07945

Estate of Ann Kirby Kirby (2)
c/o Carter, Ledyard & Milburn
2 Wall Street
New York, New York  10005

William K. Lavin (1)                    Financial Consultant
190 Beach 137th Street
Belle Harbor, New York  11694

Roger Noall (1)                         Executive, KeyCorp (banking)
KeyCorp
127 Public Square
56th Floor
Cleveland, Ohio  44114

Peter R. Sismondo                       Vice President, Controller,
Alleghany Corporation                        Treasurer and Assistant Secretary,
375 Park Avenue                              Alleghany
New York, New York  10152

James F. Will (1)                       President and Chief Executive
Armco Inc.                                   Officer, Armco Inc. (steel
One Oxford Centre                            manufacturing and metals
301 Grant Street                             processing)
Pittsburgh, Pennsylvania  15219

Paul F. Woodberry (1)                   Financial Consultant
P.O. Box 31043
Sea Island, Georgia 31561

                                  NOTES TO APPENDIX I
                                  -------------------

(1)     Director of Alleghany.

(2) On November 20, 1997, Allan P. Kirby, Jr. held an irrevocable power of attorney as to 34,973 shares of the common stock of Alleghany ("Alleghany Common Stock") owned by one of his children, and 305,655 shares of Alleghany Common Stock were held by a trust of which Mr. Kirby is co-trustee and beneficiary. Mr. Kirby disclaims beneficial ownership of the shares of Alleghany Common Stock owned by his child. Mr. Kirby held 211,782 shares of Alleghany Common Stock directly and currently exercisable stock options, granted pursuant to Alleghany's Directors' Stock Option Plan and Alleghany's Amended and Restated Directors' Stock Option Plan, to purchase 8,922 shares of Alleghany Common Stock.

        On November 20, 1997, 110,344 shares of Alleghany Common Stock were held by F.M. Kirby as sole trustee of trusts for the benefit of his children; 432,231 shares of Alleghany Common Stock were held by a trust of which Mr. Kirby is co-trustee and primary beneficiary; and 195,736 shares of Alleghany Common Stock were held by trusts for the benefit of his children and his children's descendants as to which Mr. Kirby was granted a proxy, and, therefore, had shared voting power. Mr. Kirby disclaims beneficial ownership of the shares of Alleghany Common Stock held for the benefit of his children and for the benefit of his children and his children's descendants. Mr. Kirby held 182,085 shares of Alleghany Common Stock directly.

        On November 20, 1997, 41,886 shares of Alleghany Common Stock were held by Grace Kirby Culbertson as co-trustee of trusts for the benefit of her children, and 210,220 shares of Alleghany Common Stock were held by trusts for the benefit of Mrs. Culbertson and her descendants, of which Mrs. Culbertson is co-trustee. Mrs. Culbertson held 141,097 shares of Alleghany Common Stock directly.

        Prior to her death in 1996, Ann Kirby Kirby had disclaimed being a controlling person or member of a controlling group with respect to Alleghany, and had declined to supply information with respect to her ownership of Alleghany Common Stock. Since her death, the family of Mrs. Kirby has declined to supply information with respect to its ownership of Alleghany Common Stock; therefore, Alleghany does not know whether her estate or any beneficiary of her estate beneficially owns more than five percent of Alleghany Common Stock. However, Mrs. Kirby filed a statement on Schedule 13D dated April 5, 1982 with the Securities and Exchange Commission reporting beneficial ownership, both direct and indirect through various trusts, of 710,667 shares of the common stock of Alleghany Corporation, a Maryland corporation and the predecessor of Alleghany ("Old Alleghany"). Upon the liquidation of Old Alleghany in December 1986, stockholders received $43.05 in cash and one share of Alleghany Common Stock for each share of Old Alleghany common stock. The stock ownership reported on Mrs. Kirby's Schedule 13D filed in April 1982 does not reflect the two-percent stock dividends paid in each of the years 1985 through 1997 by Old Alleghany or Alleghany; if Mrs. Kirby, her estate and the beneficiaries of her estate had continued to hold in the aggregate 710,667 shares together with all stock dividends received in consequence through November 20, 1997, the beneficial ownership would have increased from 710,667 shares of Alleghany Common Stock to 919,316 shares of Alleghany Common Stock.

                                   APPENDIX II

               The following table sets forth the trade dates for each purchase of shares of the Common Stock of Pegasus Gold by Alleghany within the past sixty days, the number of such shares purchased in each such transaction and the price per share in each such transaction. Except as otherwise noted, all of such shares were purchased in ordinary brokerage transactions effected on the American Stock Exchange.

                                       NUMBER OF
TRADE DATE                          SHARES PURCHASED            PRICE PER SHARE
----------                          ----------------            ---------------
 9/22/97                                 60,200  (Note 1)          4.3750
 9/24/97                                 22,000                    4.3750
 9/26/97                                 57,700                    4.7500
 11/19/97                             1,000,000  (Note 2)          1.2375
 11/20/97                               463,600                    1.0000
 11/24/97                                86,800                    1.0000
 11/25/97                               441,500                    1.0000






(1) Includes 33,800 shares of Common Stock of Pegasus Gold which were purchased on the Chicago Stock Exchange.

(2) Includes 6,000 shares of Common Stock of Pegasus Gold which were purchased on the Chicago Stock Exchange.

                                INDEX TO EXHIBITS

 EXHIBIT NUMBER               DESCRIPTION
 --------------               -----------

        1 Revolving Credit Loan Agreement dated as of June 14, 1995 between Alleghany and Chemical Bank, filed as Exhibit 10.1 to Alleghany's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, is incorporated herein by reference.